SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 ---------------


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*


                           Nu Skin Asia Pacific, Inc.
                                (Name of Issuer)


                              Class A Common Stock
                         (Title of Class of Securities)


                                   67018T-10-5
                                 (CUSIP Number)






*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SL 36978.3 55711 00157
2/11/98 3:29 pm
                                Page 1 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


    1     NAME OF REPORTING PERSON

                 R. Craig Bryson
                 Kathleen D. Bryson

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  |_|
                                                                      (b)  |X|

    3     SEC USE ONLY


    4     CITIZENSHIP OR PLACE OF ORGANIZATION

                 R. Craig Bryson:     United States of America
                 Kathleen D. Bryson:  United States of America

                            5   SOLE VOTING POWER

       NUMBER OF                  R. Craig Bryson:  -0-**SEE ITEM 4
        SHARES                    Kathleen D. Bryson-0-**SEE ITEM 4
     BENEFICIALLY
       OWNED BY             6   SHARED VOTING POWER
         EACH
       REPORTING                  R. Craig Bryson:  4,918,236**SEE ITEM 4
      PERSON WITH                 Kathleen D. Bryson4,918,236**SEE ITEM 4

                            7   SOLE DISPOSITIVE POWER

                                  R. Craig Bryson:  -0-**SEE ITEM 4
                                  Kathleen D. Bryson-0-**SEE ITEM 4

                            8   SHARED DISPOSITIVE POWER

                                  R. Craig Bryson:  4,918,236**SEE ITEM 4
                                  Kathleen D. Bryson4,918,236**SEE ITEM 4

    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                 R. Craig Bryson4,918,236**SEE ITEM 4
                 Kathleen D. Bryson:  4,918,236**SEE ITEM 4

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES                                                     |_|

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

                 R. Craig Bryson 26.9%**SEE ITEM 4
                 Kathleen D. Bryson:  26.9%**SEE ITEM 4

          TYPE OF REPORTING PERSON

   12            R. Craig Bryson:  IN
                 Kathleen D. Bryson:  IN

-------------


SL 36978.3 55711 00157
2/11/98 3:29 pm
                                Page 2 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

Item 1(a).  Name of Issuer:

            The name of the Issuer is Nu Skin Asia Pacific, Inc. (the "Issuer").

Item 1(b).  Address of Issuer's Principal Executive Offices:

            The address of the Issuer's principal executive office is 75 West Center Street; Provo, Utah 84601.

Item 2(a).  Name of Person Filing:

            This report is being filed by R. Craig Bryson and Kathleen D. Bryson (referred to individually by name and collectively as the "Reporting Persons").

Item 2(b).  Address of Principal Business Office or, if none, Residence:

            The address of the Reporting Persons' principal business office is 75 West Center Street; Provo, Utah 84601.

Item 2(c).  Citizenship:

            The Reporting Persons are both citizens of the United States of America.

Item 2(d).  Title of Class of Securities:

            This report covers the Issuer's Class A Common Stock, par value $.001 per share (the "Class A Common Stock").

Item 2(e).  CUSIP Number:

            The CUSIP number of the Class A Common Stock is 67018T-10-5.

Item 3.     The Reporting Persons:  Not Applicable.

Item 4.     Ownership.

            R. Craig Bryson:

      (a) R. Craig Bryson beneficially owns or is deemed to beneficially own 4,918,236 shares of Common Stock as follows: -0- shares of Class A Common Stock, and 4,918,236 shares of the Issuer's Class B Common Stock, par value $.001 per share (the "Class B Common Stock"). R. Craig Bryson disclaims beneficial ownership of the following:
            4,775,736 shares of Class B Common Stock held indirectly as a general partner of RCKASIA, Ltd.; the 75,000 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust; and 67,500 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Foundation.

SL 36978.3 55711 00157
2/11/98 3:29 pm
                                Page 3 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by R. Craig Bryson, he would beneficially own or be deemed to beneficially own 4,918,236 shares of Class A Common Stock which would constitute 26.9% of the number of shares of then outstanding Class A Common Stock. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the Issuer. If such option shares were not included in the calculation of the of the percentage, the percentage would be 29.6%. This percentage does not give effect to the exercise of any other outstanding options of the Issuer.

            Each share of Class A Common Stock entitles the holder to one vote on each matter submitted to a vote of the Issuer's stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by R. Craig Bryson, he would beneficially own or be deemed to beneficially own 4,918,236 shares of Class A Common Stock which would constitute
            26.9%  of  the  aggregate  voting  power  of  the  Issuer.   This
            percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the Issuer. If such option shares were not included in the calculation of the of the percentage, the percentage would be 29.6%. This percentage does not give effect to the exercise of any other outstanding options of the Issuer.

            Assuming the exercise of vested options to acquire 1,605,000 shares of Class A Common Stock and assuming the vesting of 141,959 shares of Class A Common Stock pursuant to outstanding stock bonus awards made by the Issuer and assuming the exercise of options held by certain executive officers and directors of the Issuer to acquire 446,825 shares of Class A Common Stock and assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by R. Craig Bryson constitute 6.9% of the aggregate voting power of the Issuer.

      (c) (i) Not applicable.

            (ii)Assuming conversion of all outstanding 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by R. Craig Bryson, with respect to which he shares voting power, R. Craig Bryson would share voting power over 4,918,236 shares of Class A Common Stock as follows: 4,775,736 shares of Class A Common Stock held indirectly as a general partner of RCKASIA, Ltd.; 75,000 shares of Class A Common Stock held indirectly as a co-trustee of the Bryson Fixed Charitable Trust; and 67,500 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Foundation.

            (iii) Not applicable.

            (iv)Assuming conversion of all outstanding 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by R. Craig Bryson, with respect to which he shares dispositive power, R. Craig Bryson would share dispositive power over 4,918,236 shares of Class A Common Stock as follows: 4,775,736 shares of Class A Common Stock held indirectly as a general partner of RCKASIA, Ltd.; 75,000 shares of Class A Common Stock held indirectly as a co-trustee of the Bryson Fixed Charitable Trust; and 67,500 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Foundation.


SL 36978.3 55711 00157
2/11/98 3:29 pm
                                Page 4 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

            Kathleen D. Bryson:

      (a) Kathleen D. Bryson beneficially owns or is deemed to beneficially own 4,918,236 shares of Common Stock as follows: -0- shares of Class A Common Stock and 4,918,236 shares of Class B Common Stock. Kathleen D. Bryson disclaims beneficial ownership of the following:
            4,775,736 shares of Class B Common Stock held indirectly as a general partner of RCKASIA, Ltd.; 75,000 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust; and 67,500 shares of Class B Common Stock held indirectly as a co-trustee of The Bryson Foundation.

      (b) Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A Common Stock and each share of Class B Common Stock is automatically converted into one share of Class A Common Stock upon the transfer of such share of Class B Common Stock to any person who is not a Permitted Transferee as defined in the Amended and Restated Certificate of Incorporation of the Issuer. Assuming conversion of all outstanding 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kathleen D. Bryson, she would beneficially own or be deemed to beneficially own 4,918,236 shares of Class A Common Stock which would constitute 26.9% of the number of shares of then outstanding Class A Common Stock. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the
            Issuer.   If  such  option   shares  were  not  included  in  the
            calculation of the of the percentage, the percentage would be 29.6%. This percentage does not give effect to the exercise of any other outstanding options of the Issuer.

            Each  share of Class A Common  Stock  entitles  the holder to one vote on each matter submitted to a vote of the Issuer's Stockholders and each share of Class B Common Stock entitles the holder to ten votes on each such matter, including the election of directors. Assuming conversion of all outstanding 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kathleen D. Bryson, she would beneficially own or be deemed to beneficially own 4,918,236 shares of Class A Common Stock which would constitute 26.9% of the aggregate voting power of the Issuer. This percentage assumes the exercise of the 1,605,000 vested options held by distributors of an affiliate of the Issuer. If such option shares were not included in the calculation of the of the percentage, the percentage would be 29.6%. This percentage does not give effect to the exercise of any other outstanding options of the Issuer.

            Assuming the exercise of vested options to acquire 1,605,000 shares of Class A Common Stock and assuming the vesting of 141,959 shares of Class A Common Stock pursuant to outstanding stock bonus awards made by the Issuer and assuming the exercise of options held by certain executive officers and directors of the Issuer to acquire 446,825 shares of Class A Common Stock and assuming no conversion of any of the outstanding shares of Class B Common Stock, the 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kathleen
            D. Roney constitute 6.9% of the aggregate voting power of the Issuer.

      (c)   (i) Not applicable.

            (ii)Assuming conversion of all outstanding 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she shares voting power, Kathleen D. Bryson would share voting power over 4,918,236 shares of Class A Common Stock as follows: 4,775,736 shares of Class A Common Stock held indirectly as a general RCKASIA, Ltd.; 75,000 shares of Class A Common Stock held indirectly as a co-trustee of The Bryson Fixed Charitable Trust; and 67,500 shares of Class B Common Stock held indirectly by her as co-trustee of The Bryson Foundation.

            (iii) Not applicable.


SL 36978.3 55711 00157
2/11/98 3:29 pm
                                Page 5 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

            (iv)Assuming conversion of all outstanding 4,918,236 shares of Class B Common Stock beneficially owned or deemed to be beneficially owned by Kathleen D. Bryson, with respect to which she shares dispositive power, Kathleen D. Bryson would share dispositive power over 4,918,236 shares of Class A Common Stock as follows: 4,775,736 shares of Class A Common Stock held as a general partner of RCKASIA, Ltd.; 75,000 shares of Class A Common Stock held indirectly as a co-trustee of the Bryson Fixed Charitable Trust; and 67,500 shares of Class B Common Stock held indirectly as co-trustee of The Bryson Foundation.

Item 5.     Ownership of Five Percent or Less of a Class.

            Not applicable.

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            R. Craig Bryson and Kathleen D. Bryson are the general partners of RCKASIA, Ltd. and have the right to receive or the power to direct the receipt of dividends form, or the proceeds from the sale of the 4,775,736 shares of Class B Common Stock owned or deemed to be beneficially owned by RCKASIA, Ltd.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

            Not applicable.

Item 8.     Identification and Classification of Members of the Group.

            The  Reporting  Persons  are a  party  to an  Amended  and  Restated
            Stockholders Agreement (the "Amended and Restated Stockholders Agreement"), effective as of Novebmer 28, 1997, among the parties listed on Exhibit A attached hereto. The Stockholders who are parties to the Amended and Restated Stockholders Agreement have agreed to certain limitations on the transfer of Class B Common Stock. Additionally, each stockholder who is a party to the Amended and Restated Stockholders Agreement has agreed to grant to the other parties a right of first offer to purchase shares of Class B Common Stock of the stockholder in the event the stockholder intends to sell to a person (or group of persons) who are not a party to the Amended and Restated Stockholders Agreement, except in certain circumstances such as Transfers (as defined therein) permitted under the Amended and Restated Stockholders Agreement, Transfers with the U.S. Securities and Exchange Commission or similar regulatory agency of a foreign jurisdiction or a Transfer in accordance with Rule 144 of the 1934 Securities Exchange Act pursuant to a registration statement filed.

            The Reporting Persons disclaim beneficial ownership of all shares of Class B Common Stock held by other parties to the Amended and Restated Stockholders Agreement, except as otherwise reported in
            Item 4 of this Schedule 13G.


SL 36978.3 55711 00157
2/11/98 3:29 pm
                                Page 6 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

            The Reporting Persons are parties to a limited partnership agreement dated September 5, 1996 among the parties listed on Exhibit B hereto (the "Limited Partnership Agreement") pursuant to which the parties have formed RCKASIA, Ltd. As a limited partnership, RCKASIA, Ltd. holds 4,775,736 shares of Class B Common Stock.

Item 9.     Notice of Dissolution of Group.

            Not applicable.

Item 10.    Certification.

            Not applicable.




SL 36978.3 55711 00157
2/11/98 3:29 pm
                                Page 7 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

                                    SIGNATURE

      After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.





                                       By:    /s/ R. Craig Bryson
                                       Date:  February 17, 1998



                                       By:    /s/ Kathleen D. Bryson
                                       Date:  February 17, 1998


SL 36978.3 55711 00157
2/11/98 3:29 pm
                                Page 8 of 8 Pages

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


                                    EXHIBIT A

       List of Parties to the Amended and Restated Stockholders Agreement


Nu Skin Asia Pacific, Inc.

Blake M. Roney, (a) individually, (b) as a general partner for BNASIA, Ltd., (c) as a co-trustee for The Blake M. and Nancy L. Roney Foundation, (d) as the sole trustee for The S and K Lund Trust, and (e) as the sole trustee for The B and D Roney Trust.

Nancy L. Roney, (a) as a general partner for BNASIA, Ltd. and (b) as a co-trustee for The Blake M. and Nancy L. Roney Foundation. BNASIA, Ltd.

The All R's Trust.

The B and N Roney Trust.

The WFA Trust.

The Blake M. and Nancy L. Roney Foundation.

B & N Rhino Company, L.C.

Nedra D. Roney, (a) individually and (b) as co-trustee for The Nedra Roney Foundation.

The MAR Trust.

The NR Trust.

The Nedra Roney Foundation.

The Nedra Roney Fixed Charitable Trust.

NR Rhino Company, L.C.

Rick A. Roney, (a) individually, (b) as the sole trustee for The K and M Roney Trust, (c) as a co-trustee for The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust.

Kimberly Roney, as a co-trustee for The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust..

The Rick and Kimberly Roney Variable Charitable Remainder Unitrust.


SL 44884.2 55711 00157
2/11/98 3:31 pm
                                        i

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


The Rick and Kimberly Roney Fixed Charitable Remainder Unitrust.

Burke F. Roney, individually.

Park R. Roney, individually.

Sandra N. Tillotson, (a) individually, (b) as the sole trustee for The Sandra N. Tillotson Fixed Charitable Trust, (c) as the manager of CST Rhino Company, L.C.,
(d) as the sole trustee of The CST Trust, and (e) as a co-trustee for The Sandra
N. Tillotson Foundation.

The SNT Trust.

The DVNM Trust.

The CWN Trust.

The DPN Trust.

The GNT Trust.

The LMB Trust.

The Sandra N. Tillotson Foundation.

The Sandra N. Tillotson Fixed Charitable Trust.

SNT Rhino Company, L.C.

Steven J. Lund, (a) individually, (b) as a general partner for SKASIA, Ltd., (c) as a co-trustee for The Steven J. and Kalleen Lund Foundation and (d) as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (e) as the sole trustee for The All R's Trust, (f) as the sole trustee for the B and N Roney Trust, (g) as the sole trustee for The WFA Trust, (h) as the sole trustee for The C and K Trust, and (i) as co-trustee for the Steven J. and Kalleen Lund Foundation.

Kalleen Lund, (a) as a general partner of SKASIA, Ltd., (b) as a co-trustee for The Steven J. and Kalleen Lund Foundation, and (c) as a co-trustee for The Steven and Kalleen Lund Fixed Charitable Trust, and (i) as a co-trustee for the Steven J. and Kalleen Lund Foundation.

SKASIA, Ltd.

The S and K Lund Trust.

The Steven J. and Kalleen Lund Foundation.

The Steven and Kalleen Lund Fixed Charitable Trust.

SL 44884.2 55711 00157
2/11/98 3:31 pm
                                       ii

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


S & K Rhino Company, L.C.

Brooke B. Roney, (a) individually, (b) as a general partner of BDASIA, Ltd., and
(c) as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation.

Denice R. Roney, (a) as a general partner of BDASIA, Ltd., and (b) as a co-trustee for The Brooke Brennan and Denice Renee Roney Foundation.

BDASIA, Ltd.

The B and D Roney Trust.

The Brooke Brennan and Denice Renee Roney Foundation.

Kirk V. Roney, (a) individually, (b) as a general partner of KMASIA, Ltd., (c) as co-trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (d) as a co-trustee of The Kirk V. and Melanie K. Roney Foundation.

Melanie K. Roney, (a) as a general partner of KMASIA, Ltd., (b) as a co-trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (c) as a co-trustee of The Kirk V. and Melanie K. Roney Foundation.

The Kirk V. and Melanie K. Roney Foundation.

KMASIA, Ltd.

The K and M. Roney Trust.

The Kirk V. and Melanie K. Roney Fixed Charitable Trust.

K & M Rhino Company, L.C.

Keith R. Halls, (a) individually, (b) as the sole trustee for The MAR Trust, (c) as the sole trustee for The NR Trust, (d) as the sole trustee for The Nedra Roney Fixed Charitable Trust, (e) as a general partner for KAASIA, Ltd., (f) as a co-trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, (g) as a co-trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation, and (h) as the manager of CKB Rhino Company, L.C.

Anna Lisa Massaro Halls, (a) as a general partner for KAASIA, Ltd., (b) as a co-trustee for The Keith and Anna Lisa Halls Fixed Charitable Trust, and (c) as a co-trustee for The Keith Ray and Anna Lisa Massaro Halls Foundation.

KAASIA, Ltd.

The K and A Halls Trust.

The Halls Family Trust.

The Keith and Anna Lisa Halls Fixed Charitable Trust.

SL 44884.2 55711 00157
2/11/98 3:31 pm
                                       iii

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


The Keith Ray and Anna Lisa Massaro Halls Foundation.

K & A Rhino Company, L.C.

Craig S. Tillotson, (a) individually, (b) as a co-trustee for The Craig S. Tillotson Fixed Charitable Trust, (c) as the manager of SNT Rhino Company, L.C.,
(d) as a co-trustee for The DPN Trust, (e) as a co-trustee for The GNT Trust, and (f) as a co-trustee of The Craig S. Tillotson Foundation.

The CST Trust.

The JS Trust.

The JT Trust.

The CB Trust.

The CM Trust.

The BCT Trust.

The ST Trust.

The NJR Trust.

The RLS Trust.

The RBZ Trust.

The LB Trust.

The Craig S. Tillotson Fixed Charitable Trust.

CST Rhino Company, L.C.

R. Craig Bryson, (a) individually,  (b) as a general partner for RCKASIA,  Ltd.,
(c) as a co-trustee for The Bryson Foundation, and (d) as a co-trustee for The Bryson Fixed Charitable Trust.

Kathleen D. Bryson, (a) as a general partner for RCKASIA, Ltd., (b) as a co-trustee for The Bryson Foundation, and (c) as a co-trustee for The Bryson Fixed Charitable Trust.

RCKASIA, Ltd.

The C and K Trust.

The Bryson Foundation.

SL 44884.2 55711 00157
2/11/98 3:31 pm
                                       iv

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5


The Bryson Fixed Charitable Trust.

CKB Rhino Company, L.C.

Michael L. Halls, (a) as the sole trustee for The K and A Halls Trust, and (b) as the sole trustee for The Halls Family Trust.

Craig F. McCullough, (a) as the manager of B & N Rhino Company, L.C., (b) as the manager of NR Rhino Company, L.C., (c) as the manager of S & K Rhino Company, L.C., (d) as the manager of K & M Rhino Company, L.C., and (e) as the manager of K & A Rhino Company, L.C.

Robert L.  Stayner as an  independent  trustee of The  Bryson  Fixed  Charitable
Trust.

Evan A. Schmutz, (a) as a co-trustee for The Nedra Roney Foundation, and (b) as an independent trustee for The Nedra Roney Fixed Charitable Trust.

Lee Brower, (a) as the sole trustee for The SNT Trust, (b) as the sole trustee for The DVNM Trust, (c) as the sole trustee for The CWN Trust, (d) as a co-trustee for The DPN Trust, (e) as a co-trustee for The GNT Trust, (f) as the sole trustee for The JS Trust, (g) as the sole trustee for The JT Trust, (h) as the sole trustee for The CB Trust, (i) as the sole trustee for the CM Trust, (j) as the sole trustee for The BCT Trust, (k) as the sole trustee for The ST Trust,
(l) as the sole trustee for The NJR Trust, (m) as the sole trustee for The RLS Trust, (o) as the sole trustee for The RBZ Trust, (p) as an independent trustee for The Craig. S. Tillotson Fixed Charitable Trust, (q) as a co-trustee for The Sandra N. Tillotson Foundation, and (r) as a co-trustee for The Craig S. Tillotson Foundation.

Gregory N. Barrick, (a) as the sole trustee for The LMB Trust, and (b) as the sole trustee for The LB Trust.

L.S. McCullough, (a) as an independent trustee of The Sandra N. Tillotson Fixed Charitable Trust, (b) as an independent trustee for The Steven and Kalleen Lund Fixed Charitable Trust, (c) as an independent trustee for The Kirk and Melanie Roney Fixed Charitable Trust, and (d) as an independent trustee of The Keith and Anna Lisa Halls Fixed Charitable Trust.

James Blaylock as the sole trustee for the Rick and Kimberly Roney Variable Charitable Remainder Unitrust.

M. Truman Hunt,  as Vice  President of Legal  Affairs for Nu Skin Asia  Pacific,
Inc.



SL 44884.2 55711 00157
2/11/98 3:31 pm
                                        v

                         SCHEDULE 13G (AMENDMENT NO. 1)
                              CUSIP No. 67018T-10-5

                                    EXHIBIT B

                        LIST OF PARTNERS IN RCKASIA, LTD.

R. Craig Bryson

Kathleen D. Bryson


SL 44884.2 55711 00157
2/11/98 3:31 pm
                                       vi